Exhibit 99.2

TRADING DATA

Trade Date	Buy/Sell	Quantity of Shares	Unit Cost	Security
10/31/2016	Buy	900	$0.3283	Common Stock
11/2/2016	Buy	38,413	$0.2888	Common Stock
11/29/2016	Buy	40,000	$0.2153	Common Stock
11/30/2016	Buy	40,000	$0.1996	Common Stock
12/7/2016	Buy	500	$0.2860	Common Stock
12/7/2016	Buy	500	$0.3788	Common Stock
12/8/2016	Buy	40,000	$0.2635	Common Stock
12/14/2016	Buy	15,000	$0.2732	Common Stock